UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13064

NOVA CHEMICALS CORPORATION

(Exact name of registrant as specified in its charter)

1000 Seventh Avenue S.W.

Calgary, Alberta, Canada, T2P 5L5

Phone: (403) 750-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, NOVA Chemicals Corporation has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 20, 2009	NOVA CHEMICALS CORPORATION

		By:	/s/ Jack S. Mustoe
			Name:	Jack S. Mustoe
			Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary